SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PennyMac Mortgage Investment Trust
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

70931T103
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70931T103	13G/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,073,287 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,073,287 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,287 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.85%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Long/Short Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 70931T103	13G/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Long/Short Equity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Long/Short Institutional Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 185,428 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 185,428 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,428 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.67%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Managed Portfolio Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,834 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,834 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,834 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Long-Term Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,000 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,000 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,000 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 70931T103	13G/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Long/Short Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 831,571 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 831,571 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,571 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,160,120 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,160,120 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,120 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,160,120 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,160,120 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,120 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70931T103	13G/A	Page 11 of 16 Pages

This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on August 11, 2009 (the "Original Schedule 13G"), as amended by Amendment No. 1, filed on February 12, 2010, as further amended by Amendment 2, filed on February 14, 2011 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to the common shares of beneficial interest, $0.01 par value (the "Common Shares"), of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Items 2(a), 2(b),
2(c), 4 and Exhibit I in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
Item 2(c).	CITIZENSHIP

Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Long/Short Equity Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Highbridge Long/Short Equity Fund, Ltd.
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Long/Short Institutional Fund, Ltd.
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Managed Portfolio Master, Ltd.
Walkers Corporate Services Limited, Walker House
87 Mary Street
George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

CUSIP No. 70931T103	13G/A	Page 12 of 16 Pages

Highbridge Long-Term Equity Master Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Highbridge Long/Short Equity Master Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns 1,073,287 Common Shares, (ii) Highbridge Long/Short Equity Fund, L.P. no longer beneficially owns any Common Shares, (iii) Highbridge Long/Short Equity Fund, Ltd. no longer beneficially owns any Common Shares, (iv) Highbridge Long/Short Institutional Fund, Ltd. beneficially owns 185,428 Common Shares, (v) Highbridge Managed Portfolio Master, Ltd. beneficially owns 32,834 Common Shares, (vi) Highbridge Long-Term Equity Master Fund, L.P. beneficially owns 37,000 Common Shares, (vii) Highbridge Long/Short Equity Master Fund, L.P. beneficially owns 831,571 Common Shares, and (viii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 2,160,120 Common Shares beneficially owned by Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd., Highbridge Long-Term Equity Master Fund, L.P. and Highbridge Long/Short Equity Master Fund, L.P.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Long-Term Equity Master Fund, L.P., and Highbridge Long/Short Equity Master Fund, L.P.  Highbridge Capital Management, LLC is an advisor to Highbridge Managed Portfolio Master, Ltd.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Shares held by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd., Highbridge Long-Term Equity Master Fund, L.P. and Highbridge Long/Short Equity Master Fund, L.P.

CUSIP No. 70931T103	13G/A	Page 13 of 16 Pages

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 27,874,200 Common Shares issued and outstanding as of November 2, 2011, as disclosed in the Company's Quarterly Report on Form  10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 4, 2011. Therefore, as of the date hereof, based on the Company's outstanding Common Shares (i) Highbridge International LLC may be deemed to beneficially own 3.85% of the outstanding Common Shares of the Company, (ii) Highbridge Long/Short Equity Fund, L.P. no longer beneficially owns any Common Shares of the Company, (iii) Highbridge Long/Short Equity Fund, Ltd. no longer beneficially owns any Common Shares of the Company, (iv) Highbridge Long/Short Institutional Fund, Ltd. may be deemed to beneficially own 0.67% of the outstanding Common Shares of the Company, (v) Highbridge Managed Portfolio Master, Ltd. may be deemed to beneficially own 0.12% of the outstanding Common Shares of the Company, (vi) Highbridge Long-Term Equity Master Fund, L.P. may be deemed to beneficially own 0.13% of the outstanding Common Shares of the Company, (vii) Highbridge Long/Short Equity Master Fund, L.P. may be deemed to beneficially own 2.98% of the outstanding Common Shares of the Company and (viii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 7.75% of the outstanding Common Shares of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

CUSIP No. 70931T103	13G/A	Page 14 of 16 Pages

Exhibits:

Exhibit I:
Joint Filing Agreement, dated as of February 14, 2012, by and among Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Long-Term Equity Master Fund, Highbridge Managed Portfolio Master, Ltd., Highbridge Long/Short Equity Master Fund, L.P., Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 70931T103	13G/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE:  February 14, 2012

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG/SHORT EQUITY FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY FUND, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD.		HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Advisor

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG-TERM EQUITY MASTER FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 70931T103	13G/A	Page 16 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, par value $0.01 per share, of PennyMac Mortgage Investment Trust, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATE:  February 14, 2012

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG/SHORT EQUITY FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY FUND, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG/SHORT INSTITUTIONAL FUND, LTD.		HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Advisor

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG-TERM EQUITY MASTER FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN